April 29, 2010

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1
CH 8070 Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-15244**

Dear Mr. Fassbind:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating and financial review

Results overview

1.   When discussing assets under management in future filings, please quantify the amount of assets that have been double counted. We refer to the table in Note 35 to the consolidated financial statements of Credit Suisse Group.

Fair valuations

2.   Please tell us what entities were deconsolidated under US GAAP, and whether the deconsolidation was the result of disposal or change in accounting treatment.

Asset Management

Results overview

3.   We note that assets under management at year end were essentially flat compared to the end of 2008, but that average assets under management decreased 18.7%. Please address the reasons for this disparity, and discuss the impact of any known trends that may affect the level of assets under management in future periods.

Treasury management

Liquidity risk management

4.   We note that you manage a sizeable portfolio of liquid assets, comprised of high grade bonds and cash, which serve as a liquidity buffer. Please tell us and disclose in future filings the following additional information concerning your liquidity buffer:
   - total assets by type of investment
   - whether any portion of the assets have been pledged as collateral on either a mandatory or voluntary basis
   - the ease with which you could liquidate the non-cash assets
   - in a stressed environment whether this liquidity buffer is sufficient to meet your funding as well as your regulatory requirements.

Consolidated financial statements – Credit Suisse Group

Consolidated statements of cash flows

5.   Please revise your statements of cash flows in future filings to reconcile cash flows from operating activities to net income, without an adjustment for net income (loss) attributable to noncontrolling interests. Refer to ASC 230-10-45-28.

Note 1 – Summary of significant accounting policies

Commissions and fees

6.   We note from your disclosure in the Operating and financial review section that performance fees and carried interest increased relating to the management of the

PAF. Please quantify the amount of fees earned from management of the PAF, and clarify your basis for recognizing fees on assets managed internally as part of your compensation structure.

Note 5 – Segment information

7.   Please clarify in future filings why a negative asset amount is allocated to the Corporate Center segment.

Note 17 – Loans

8.   Please quantify the amount of impaired loans that are held at fair value on your balance sheet and/or are collateral dependent in future filings.

9.   We note that there were significant fluctuations in the components of your allowance for loan losses for the periods presented. In future filings, please fully explain the reasons for changes in each of the components of the allowance, so that a reader can understand how changes in risks in the portfolio during each period relate to the allowance for loan losses established at year end. In that regard, please quantify and explain:
- how changes in loan concentrations, quality and terms that occurred during the period are reflected in the allowance,
- how changes in estimation methods and assumptions affected the allowance,
- why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred,
- how actual changes and expected trends in nonperforming loans affected the allowance,
- how actual changes and expected trends in risks associated with cross border loans affected the allowance, and
- how the level of your allowance compares with historical net loss experience.

10.   We note that you experienced a significant increase in charge-offs during 2009. Please enhance your disclosure surrounding how the trend of increasing charge-offs has impacted, or is expected to impact, the allowance. For example, consider disclosing the triggering events or other circumstances that impact the timing of when an allowance is established and how the increasing level of charge-offs is factored in the determination of the different components of the allowance.

Note 29 – Derivatives and hedging activities

11.   Please disclose the location and fair value amounts of all derivative instruments reported in the statement of financial position. Refer to ASC 815-10-50-4A.

Disclosures relating to contingent credit risk

12.   Please tell us and disclose in future filings the specified credit rating that you must
        maintain pursuant to derivative contracts and whether you are currently compliant
        with the contract in that regard.

Note 31 – Transfers of financial assets and variable interest entites

Variable interest entities

13.   We note that assets and liabilities of consolidated VIEs have decreased
        significantly from 2008 levels, while assets of nonconsolidated VIEs have
        increased. Please tell us the reasons for the change. If the variation in reported
        amounts is the result of certain VIEs being deconsolidated during 2009, please
        provide the disclosure required by ASC 810-10-50-12(b).

Commercial paper conduit

14.   We note from your disclosure that the FVOD transaction was designed to offset a
        significant portion of the volatility in credit spread movements on Credit Suisse
        vanilla debt. However, you also disclose that the USD 8 billion loaned to Alpine
        was the result of an obligation under an existing liquidity agreement. Please
        clarify the primary purpose of the FVOD transaction to us and in future filings.
        Please also clarify your basis for reversing, then amortizing, fair value gains in Q1
        2009, citing relevant accounting literature.

Note 36 – Litigation

15.   Given the volume and magnitude of ongoing and recently settled litigation, please
        consider providing a rollforward of your litigation reserves similar to the schedule
        required by Rule 12-09 of Regulation S-X.

Statistical information

16.   We note that you have entered into repurchase and reverse repurchase
        transactions accounted for as collateralized borrowings. For both repurchase
        transactions (borrowings) and reverse repurchase transactions (receivables), for
        each of the quarters in the last two years, please provide us with a table showing
        the average amount of repurchase and reverse repurchase transactions outstanding
        during the quarter and the amount of these repurchase and reverse transactions
        outstanding as of the end of each quarter. To the extent there are significant
        variations between the average level of these transactions and the amounts
        outstanding at each quarter end, please explain to us why. In future periodic

filings we believe the inclusion of the information described above would be useful to investors and should be included.

Legal proceedings

17.   Please quantify the estimated range of loss for each of your legal proceedings in future filings, if applicable, or state that a range of loss cannot be estimated. Refer to ASC 450-20-50-4.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief